Exhibit 99.34

Elemental Altus Announces Completion of AlphaStream Transaction and La Mancha Private Placement, Appointment of Director

Vancouver, British Columbia--(Newsfile Corp. - October 29, 2024) - Elemental Altus Royalties Corp. (TSXV: ELE) (OTCQX: ELEMF) ("Elemental Altus" or the "Company") announces that further to its news release dated October 16, 2024, the Company has completed the acquisition of an additional 50% ownership of entities holding 24 existing royalties (the "Portfolio") from an affiliate of AlphaStream Limited ("AlphaStream") for consideration of US$28 million paid in 34,444,580 newly issued common shares of Elemental Altus at a price of C$1.10/share (the "Acquisition"). Further to its news release dated October 23, 2024, the Company also announces the completion of the private placement by La Mancha Investments S.à r.l ("La Mancha") following the exercise of their Anti-Dilution Rights for 16,141,940 common shares ("Private Placement"). Following the Acquisition and Private Placement, Elemental Altus has 245,762,591 common shares outstanding.

The Portfolio includes Elemental Altus' existing producing gold royalties on the Bonikro Gold Project ("Bonikro"), the Ballarat Mine ("Ballarat"), South Kalgoorlie Operations ("SKO") and 21 additional royalties located in Australia. Elemental Altus now holds an effective 4.5% NSR royalty on Bonikro, a 2.5% NSR royalty on Ballarat, and a A$10/oz royalty and A$1 million Discovery Bonus on SKO.

Frederick Bell, CEO of Elemental Altus, commented: "We are pleased to successfully complete the Acquisition, increasing our interests in the Bonikro, Ballarat and SKO operations, while introducing AlphaStream as a strategic shareholder. The Acquisition builds on our organic growth in 2025 and 2026, delivering a significant increase in near and long-term revenue at little cost, expanding margins and boosting free cash flowgeneration, while benefiting from additional exploration opportunities and enhancing our precious metals focus.

Further, we are pleased to complete the Private Placement of shares to La Mancha, providing significant capital for Elemental Altus to continue to growour royalty portfolio.

As part of the Acquisition, we are delighted to welcome Prashant Francis to the Board. His extensive expertise in mining investments and capital markets will be instrumental in our pursuit of new opportunities to growand we look forward to his contribution as a director."

Background to the Transaction

The Company entered into a binding agreement with respect to the Acquisition on October 16, 2024, as announced the same day. Each of AlphaStream and the AlphaStream affiliate, being Alpha 1 SPV Limited, is an arm's length party to the Company. No finder's fee has been paid or is payable by the Company in connection with the Acquisition. The consideration of US$28,000,000 is equivalent to C$37,889,039 based on the Bank of Canada exchange rate for converting US dollars into Canadian dollars of US$1=CDN$1.35318 on October 3, 2024. The shares issued to Alpha 1 SPV Limited Shares pursuant to the Acquisition will be subject to restrictions on transfer for a period of four months plus a day pursuant to Canadian securities laws and TSX Venture Exchange requirements.

The Portfolio Acquisition provides immediate cash flow with approximately US$6 million additional revenue forecast in 2025 by consolidating the Portfolio and expected pro forma 2025 revenue increase of ~25% to US$31 million1, driving a material step up in free cash flow with no increase in management costs. The calculation was made using 2025 broker consensus of US$25 million at the time of announcement of the Acquisition, adding an estimated US$6 million of revenue contribution from the increase in the Company's ownership interest in the Portfolio to 100%, which is in line with year-to-date asset performance. The purpose of providing this figure is to provide a pro forma picture of the Company's revenue now that the Acquisition has closed and the Company owns 100% of the entities that hold the Portfolio. The information may not be appropriate for other purposes and is subject to the risks identified below under "Cautionary note regarding forward-looking statements".

Completion of La Mancha Private Placement

The Company also announces the completion of the Private Placement to La Mancha following the exercise of their Anti-Dilution Right, following the Acquisition. La Mancha has subscribed for 16,141,940 common shares at a price of C$1.10 per share for aggregate proceeds of C$17,756,134. Shares issued to La Mancha pursuant to its Anti-dilution Right will be subject to restrictions on transfer for a period of four months plus a day pursuant to Canadian securities laws and TSX Venture Exchange requirements and is subject to final approval (on a post-closing basis) of the TSX Venture Exchange.

Director Appointment

The Company also announces the appointment of Prashant Francis to the Board of Directors ("Board"). The appointment of Prashant Francis to the Board is made pursuant to investor rights provisions in the Company's purchase agreement with AlphaStream governing the Acquisition. Accordingly, the Company will have a Board of nine directors, with eight non-executives.

Prashant Francis has over 20 years of experience in the investment banking, M&A and business development space. Prashant is the co-founder and co-Chief Executive Officer of AlphaStream, a private mining investment company based in Abu Dhabi. In his role at AlphaStream, he has helped build a platform that invests across the capital structure in the mining space globally. Prashant began his career at J.P. Morgan Chase focused on Mining M&A and then evolved into a more generalist M&A role and then a TMT focused role. In 2017, he co-founded Portman Partners, a merchant banking platform that is the co-owner of AlphaStream.

Neither the TSX Venture Exchange nor its Regulation Service Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

Related Party Transaction Disclosure

The Private Placement is a "related party transaction" for the purposes of TSX Venture Exchange Policy 5.9 - Protection of Minority Security Holders in Special Transactions as well as Multilateral Instrument 61- 101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101"). Part 5 of MI 61-101, which in certain circumstances may require shareholder approval for a related party transaction, does not apply to the Private Placement as the Company is obligated to, and is carrying out, the Private Placement substantially under the terms of a previous transaction, the terms of which were generally disclosed in a press release of the Company dated December 1, 2022, and such previous transaction was carried out in compliance with MI 61-101, in reliance on exemptions contained at Subsection 5.5(b) of MI 61-101 and Subsection 5.7(1)(a) of MI 61-101.

Frederick Bell

CEO and Director

Corporate & Media Inquiries:

Tel: +1 604 646 4527

Email: info@elementalaltus.com

Elemental Altus is a proud member of Discovery Group. For more information please visit: www.discoverygroup.ca or contact 604-646-4527.

1) Based on broker consensus revenue estimates for the Company in 2025 (see also below, "cautionary note regarding forward-looking statements").

About Elemental Altus Royalties Corp.

Elemental Altus is an income generating precious metals royalty company with 11 producing royalties and a diversified portfolio of pre-production and discovery stage assets. The Company is focused on acquiring uncapped royalties and streams over producing, or near-producing, mines operated by established counterparties. The vision of Elemental Altus is to build a global gold royalty company, offering investors superior exposure to gold with reduced risk and a strong growth profile.

On behalf of Elemental Altus Royalties Corp.

Early Warning Disclosure

Pursuant to the requirements of National Instrument 62-103 respecting the Early Warning System, AlphaStream will file an early warning report in connection with acquiring 34,444,580 newly issued common shares of Elemental, which represents approximately 14% of the issued and outstanding shares of Elemental. A copy of AlphaStream's related early warning report will be filed with the applicable securities commissions and will be made available on SEDAR+ at www.sedarplus.ca. Further information and a copy of the early warning report of AlphaStream may be obtained by contacting:

Kym Zelinski

Blake, Cassels & Graydon LLP 199

Bay Street, Suite 4000

Commerce Court West

M5L 1A9

1-416-863-2630

Cautionary note regarding forward-looking statements

This news release contains certain "forward looking statements" and certain "forward-looking information" as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as "may", "will", "should", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans" or similar terminology.

Forward-looking statements and information include, but are not limited to, statements with respect to organic growth; cash flow and revenue forecasts, margin expansion; future exploration opportunities and future management costs. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. In addition, broker consensus revenue estimates are forward-looking information that constitutes financial outlook and such estimates are based on averaging forecasts of Company revenue by equity analysts who cover the Company. These estimates are subject to the assumptions set out in the below paragraph of this press release. The calculation was made using 2025 broker consensus of US$25 million, adding an estimated US$6 million of revenue contribution from the increase in the Company's ownership interest in the Portfolio to 100%, which is in line with year-to-date asset performance. The purpose of providing this figure is to provide a pro forma picture of the Company's revenue now that the Acquisition has closed and the Company owns 100% of the entities that hold the Portfolio. The information may not be appropriate for other purposes.

Forward-looking statements and information, including outlook, are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Elemental Altus to control or predict, that may cause Elemental Altus' actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the impact of general business and economic conditions, the absence of control over the mining operations from which Elemental Altus will receive royalties, risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the impact of the COVID-19 pandemic or any future pandemics or global health emergencies; the possibility that future exploration, development or mining results will not be consistent with Elemental Altus' expectations; accidents, equipment breakdowns, title matters, labour disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees; the relationship between the Company and its shareholders; and other related risks and uncertainties. For a discussion of important factors which could cause actual results to differ from forward-looking statements, refer to the annual information form of Elemental Altus for the year ended December 31, 2023. Elemental Altus undertakes no obligation to update forward-looking statements and information except as required by applicable law. Such forward-looking statements and information represent management's best judgment based on information currently available. No forward-looking statement or information can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

To view the source version of this press release, please visit https://www.newsfilecorp.com/release/228225

ELEMENTAL ALTUS ANNOUNCES ANNUAL GENERAL AND SPECIAL MEETING AND DIRECTOR NOMINEES, ADOPTS ADVANCE NOTICE POLICY FOR SHAREHOLDER MEETINGS

October 29, 2024 – Vancouver, BC: Elemental Altus Royalties Corp. (the "Company") (TSX-V: ELE, OTCQX: ELEMF) is pleased to announce that the Company will hold its Annual General and Special Meeting (the “Meeting”) of shareholders on November 28, 2024 at 10:00 a.m. (Vancouver time) at Suite 1020 - 800 West Pender Street, Vancouver, British Columbia, V6C 2V6. The purpose of the Meeting will be, among other things, to elect the Company’s board of directors (the “Board of Directors”), to ratify the re-appointment of its auditors, to ratify the Company’s omnibus equity incentive plan and to approve the Policy (as defined below). All shareholders of record as of October 30, 2024, are entitled to vote at the meeting in person or by proxy.

The Board of Directors has duly nominated nine candidates for election. Those candidates are John Robins, Frederick Bell, Robert Milroy, Martin Turenne, David Netherway, Peter Williams, Prashant Francis, Jack Lunnon, and Vincent Benoit.

The Company further announces that the Board of Directors has adopted an advance notice policy (the "Policy") on October 28, 2024. The purpose of the Policy is to, among other things, (i) facilitate an orderly and efficient annual general or, where the need arises, special meeting, process, (ii) ensure that all shareholders receive adequate notice of the director nominations and sufficient information regarding all director nominees, and (iii) allow shareholders to register an informed vote after having been afforded reasonable time for appropriate deliberation.

The Policy, among other things, includes a provision that requires advance notice to the Company in certain circumstances where nominations of persons for election to the Board of Directors are made by shareholders of the Company. The Policy fixes a deadline by which director nominations must be submitted to the Company prior to any annual or special meeting of shareholders and sets out the information that must be included in the notice to the Company for the notice to be in proper written form.

In the case of an annual general meeting of shareholders, notice to the Company under the Policy must be made not less than 30 days nor more than 65 days prior to the date of the annual general meeting; provided, however, that in the event that the annual general meeting is to be held on a date that is less than 50 days after the date on which the first public announcement by press release of the date of the annual meeting is made, notice under the Policy must be made not later than the close of business on the 10th day following such public announcement. Accordingly, in respect of the Meeting, notice to the Company must be made by November 8, 2024.

In the case of a special meeting of shareholders, which is not also an annual general meeting, called for the purpose of electing directors (whether or not called for other purposes), notice to the Company under the Policy must be made not later than the close of business on the 15th day following the day on which the first public announcement by press release of the date of the special meeting is made.

The Policy is effective as of the date it was adopted by the Board of Directors.

The full text of the Policy is available under the Company’s profile at www.sedarplus.ca or upon request by contacting legal@elementalaltus.com.

Elemental Altus Royalties Corp. | 1020 - 800 West Pender Street | Vancouver, BC | V6C 2V6 | Canada

Frederick Bell

CEO and Director

Corporate & Media Inquiries:

Tel: +1 604 646 4527

info@elementalaltus.com

www.elementalaltus.com

Elemental Altus is a proud member of Discovery Group. For more information please visit: www.discoverygroup.ca or contact +1 604 646 4527.

TSX.V: ELE | OTCQX: ELEMF | ISIN: CA28619K1093 | CUSIP: 28619K109

About Elemental Altus Royalties Corp.

Elemental Altus is an income generating precious metals royalty company with 11 producing royalties and a diversified portfolio of pre-production and discovery stage assets. The Company is focused on acquiring uncapped royalties and streams over producing, or near-producing, mines operated by established counterparties. The vision of Elemental Altus is to build a global gold royalty company, offering investors superior exposure to gold with reduced risk and a strong growth profile.

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX- V.) accepts responsibility for the adequacy or accuracy of this press release.

Elemental Altus Royalties Corp. | 1020 - 800 West Pender Street | Vancouver, BC | V6C 2V6 | Canada

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